The chairman stated that the next item of business to come before the meeting was to consider approval of a Plan of Reorganization providing for the acquisition of all of the assets and liabilities of the Corporate Bond Fund by the Diversified Income Fund of Security Income Fund solely in exchange for shares of the Diversified Income Fund, followed by the complete liquidation of the Corporate Bond Fund. Votes by ballot were taken and the secretary reported that 4,795,941 had been voted for, 43,257 shares voted against, and 140,445 shares abstained. Whereupon, the chairman declared that the stockholders had approved the Plan of Reorganization.

The chairman stated that the next item of business to come before the meeting was to consider approval of a Plan of Reorganization providing for the acquisition of all of the assets and liabilities of the Limited Maturity Bond Fund by the Diversified Income Fund of Security Income Fund solely in exchange for shares of the Diversified Income Fund, followed by the complete liquidation of the Limited Maturity Bond Fund. Votes by ballot were taken and the secretary reported that 549,141 shares had been voted for, 80 shares voted against, and 2,144 abstained. Whereupon, the chairman declared that the stockholders had approved the Plan of Reorganization.